UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
May 30, 2017
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
 (Registrant)

Date: May 30, 2017
By:
/s/ Joachim Oechslin
Joachim Oechslin
Chief Risk Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

CREDIT SUISSE

Pillar 3 and regulatory disclosures

Credit Suisse Group AG

1Q17

Pillar 3 and regulatory disclosures 1Q17
Credit Suisse Group AG

Introduction
Risk-weighted assets
Reconciliation requirements
Additional regulatory disclosures
List of abbreviations

Abbreviations are explained in the List of abbreviations in the back of this report.
In various tables, use of “–” indicates not meaningful or not applicable.
Rounding differences may occur within the tables.

Introduction
General
This report as of March 31, 2017 for the Group is based on the revised Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA). The FINMA circular includes the implementation of the revised Pillar 3 disclosure requirements issued by the Basel Committee on Banking Supervisions (BCBS) in January 2015. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 2016, the Credit Suisse Annual Report 2016 and the Credit Suisse 1Q17 Financial Report, which includes important information on regulatory capital and risk management (specific references have been made herein to these documents).
The highest consolidated entity in the Group to which the FINMA circular applies is Credit Suisse Group.
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The information in this report is subject to the same level of internal control processes as the information provided by the Group for its financial reporting. This report has not been audited by the Group’s external auditors.
This report provides the quarterly Pillar 3 and regulatory disclosures required by the FINMA circular for the Group.
> Refer to “Pillar 3 and regulatory disclosures – Credit Suisse Group AG 2016” under www.credit-suisse.com/regulatorydisclosures for the annual qualitative disclosures required by the FINMA circular.
Certain regulatory disclosures required for Credit Suisse subsidiaries are available on our website at www.credit-suisse.com/regulatorydisclosures.
Regulatory developments and proposals
In March 2017, the BCBS published revised Pillar 3 disclosure requirements which consolidate all existing BCBS disclosure requirements into the Pillar 3 framework. Furthermore, the revised disclosure requirements reflect ongoing reforms to the regulatory framework, such as the total loss absorbing capacity (TLAC) regime for global systemically important banks (G-SIBs) and the revised market risk framework. The effective dates of the revised Pillar 3 disclosure requirements are between December 2017 and December 2019.

Risk-weighted assets
Overview
The following table provides an overview of total risk-weighted assets (RWA) forming the denominator of the risk-based capital requirements.
Summary of BIS risk-weighted assets and capital requirements
	Risk- weighted assets			Capital require- ment	[1]
end of	1Q17	4Q16		1Q17
CHF million
Credit risk (excluding counterparty credit risk) (CCR)	119,130	117,325		9,530
of which standardized approach (SA)	10,670	11,916		853
of which internal rating-based (IRB) approach	108,460	105,409		8,677
Counterparty credit risk	28,006	31,859		2,241
of which standardized approach for counterparty credit risk (SA-CCR) [2]	3,016	3,272	[3]	242
of which internal model method (IMM) [4]	24,990	28,587	[3]	1,999
Equity positions in banking book under market-based approach	10,414	11,183		833
Equity investments in funds - look-through approach	–	–		–
Equity investments in funds - mandate-based approach	–	–		–
Equity investments in funds - fall-back approach	–	–		–
Settlement risk	169	279		14
Securitization exposures in banking book	10,833	10,089		867
of which IRB ratings-based approach (RBA)	1,615	1,500		129
of which IRB Supervisory Formula Approach (SFA)	4,852	5,087		388
of which SA/simplified supervisory formula approach (SSFA)	4,366	3,502		350
Market risk	19,894	23,248		1,591
of which standardized approach (SA)	3,425	3,965		274
of which internal model approaches (IMM)	16,469	19,283		1,317
Operational risk	66,045	66,055		5,284
of which Basic Indicator Approach	–	–		–
of which Standardized Approach	–	–		–
of which Advanced Measurement Approach	66,045	66,055		5,284
Amounts below the thresholds for deduction (subject to 250% risk weight)	10,856	11,334		868
Floor adjustment [5]	0	0		0
Total	265,347	271,372		21,228
1 Calculated as 8% of risk-weighted assets based on BIS total capital minimum requirements excluding capital conservation buffer and G-SIB buffer requirements.
2 For 1Q17 and 2016 year-end reported under current exposure method.
3 Prior period has been corrected.
4 Includes advanced credit valuation adjustment and central counterparties (end of 1Q17: RWA of CHF 10,740 million; end of 4Q16: RWA of CHF 13,717 million).
5 Credit Suisse is not subject to a floor adjustment because current capital requirements and deductions exceed 80% of those under Basel I.
RWA movements in 1Q17
RWA decreased 2% to CHF 265.3 billion as of the end of 1Q17 compared to CHF 271.4 billion as of the end of 4Q16, primarily driven by a reduction in market risk and counterparty credit risk (CCR) RWA, partially offset by an increase in credit risk RWA. Operational risk RWA were stable.
Flow statements explaining the variations of RWA for credit risk, CCR and market risk in more details are presented below.
> Refer to “Risk-weighted assets” (pages 59 to 61) in II – Treasury, risk, balance sheet and off-balance sheet – Capital Management in the Credit Suisse 1Q17 Financial Report for further information on movements in risk-weighted assets in 1Q17.

Risk-weighted assets flow statements
Credit risk and counterparty credit risk
The following table presents the definitions of the RWA flow statements components for credit risk and CCR.
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes arising in the ordinary course of business (including new businesses)
Asset quality/Credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model updates	Represents movements arising from updates to models and recalibrations of parameters
Methodology and policy	Represents movements due to methodology changes in calculations driven by regulatory policy changes, including both revisions to existing regulations and new regulations
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange movements	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Credit risk RWA movements in 1Q17
The following table presents a flow statement explaining the variations in the credit risk RWA determined under an IRB approach.
Risk-weighted assets flow statements of credit risk exposures under IRB
1Q17	RWA
CHF million
Risk-weighted assets as at end of previous reporting period	105,409
Asset size	1,563
Asset quality	(1,366)
Model updates	632
Methodology and policy	3,335
Acquisitions and disposals	0
Foreign exchange movements	(1,113)
Other	0
Risk-weighted assets as at end of reporting period	108,460
Compared to the end of 4Q16, credit risk RWA under IRB increased CHF 3.1 billion, primarily reflecting an increase in methodology and policy changes, asset size movements and model updates, partially offset by a decrease in asset quality changes and foreign exchange movements.
The increase in methodology and policy changes was mainly related to an additional phase-in of the multiplier on non-income producing real estate (IPRE) exposures and IPRE, and an additional phase-in of a multiplier on certain investment banking corporate exposures. Methodology and policy changes were also impacted by a phase-in impact from a FINMA requirement to treat share-backed lending without personal guarantees as corporate exposures, which was introduced in 3Q16, and an update of the drawdown factor applied to private banking loans. Higher asset size movements primarily reflected increases in commercial lending exposures. The increase in model updates was mainly due to annual credit provision for ship lending and a reclassification of retail exposures suggested by FINMA.
The decrease in asset quality changes was mainly driven by risk weight updates in commercial lending.

Counterparty credit risk RWA movements in 1Q17
The following table presents a flow statement explaining changes in CCR RWA determined under the Internal Model Method (IMM) for CCR (derivatives and SFTs).
Risk-weighted assets flow statements of CCR exposures under IMM
1Q17	RWA
CHF million
Risk-weighted assets as at end of previous reporting period	14,871
Asset size	(627)
Credit quality of counterparties	(21)
Model updates (IMM only)	90
Methodology and policy (IMM only)	244
Acquisitions and disposals	0
Foreign exchange movements	(308)
Other	0
Risk-weighted assets as at end of reporting period	14,249
Compared to the end of 4Q16, CCR RWA under IMM for derivatives and SFTs decreased CHF 0.6 billion, primarily reflecting a decrease in asset size movements, mainly driven by lower derivative expected positive exposures, and foreign exchange movements.
Market risk
The following table presents the definitions of the RWA flow statements components for market risk.
Definition of risk-weighted assets movement components related to market risk
Description	Definition
RWA as at end of previous and current reporting period	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA as at end of previous and current reporting period and RWA as at previous and current quarter end (end of day)
RWA as at previous and current quarter end (end of day)	For a given component (e.g. VaR) it refers to the RWA that would be computed if the snapshot quarter end figure of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model updates/changes	Represents movements arising from updates to model parameters and model changes
Methodology and policy	Represents movements due to methodology changes in calculations driven by regulatory policy changes, including both revisions to existing regulations and new regulations
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange movements	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category

Market risk RWA movements in 1Q17
The following table presents a flow statement explaining variations in the market risk RWA determined under an internal model approach.
Risk-weighted assets flow statements of market risk exposures under an internal model approach
1Q17	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total RWA
CHF million
Risk-weighted assets as at end of previous reporting period	2,316	5,785	2,578	8,604		19,283
Regulatory adjustment	(102)	(401)	(234)	0		(737)
Risk-weighted assets as at previous quarter-end (end of day)	2,214	5,384	2,344	8,604		18,546
Movement in risk levels	2,035	(138)	121	(1,035)		983
Model updates/changes	(167)	(154)	0	0		(321)
Methodology and policy	(275)	(464)	0	(524)		(1,263)
Acquisitions and disposals	0	0	0	0		0
Foreign exchange movements	(18)	(46)	(19)	(125)		(208)
Other	0	0	0	0		0
Risk-weighted assets as at end of reporting period (end of day)	3,789	4,582	2,446	6,920		17,737
Regulatory adjustment	(1,656)	285	103	0		(1,268)
Risk-weighted assets at end of reporting period	2,133	4,867	2,549	6,920		16,469
1 Risks not in VaR
Compared to the end of 4Q16, market risk RWA under an internal model approach decreased CHF 2.8 billion, primarily due to methodology and policy changes, mainly reflecting model enhancements to stressed VaR and Risks not in VaR in connection with Korean interest rate derivatives.

Reconciliation requirements
Balance sheet
The following table shows the balance sheet as published in the consolidated financial statements of the Group and the balance sheet under the regulatory scope of consolidation. The reference indicates how such assets and liabilities are considered in the composition of regulatory capital.
> Refer to “Principles of consolidation” (page 8) in Linkages between financial statements and regulatory disclosures – Differences between accounting and regulatory scopes of consolidation in the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 2016 for information on key differences between the accounting and the regulatory scope of consolidation.
> Refer to “Note 3 – Business developments” (page 94) in the Credit Suisse 1Q17 Financial Report for information on changes in the scope of consolidation.
> Refer to “Note 40 – Significant subsidiaries and equity method investments” (pages 383 to 385) in the Credit Suisse Annual Report 2016 for a list of significant subsidiaries and associated entities.
Balance sheet
	Balance sheet
end of 1Q17	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Assets (CHF million)
Cash and due from banks	101,856	101,559
Interest-bearing deposits with banks	1,066	1,474
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	137,978	133,143
Securities received as collateral, at fair value	37,622	37,622
Trading assets, at fair value	159,792	154,728
Investment securities	2,625	1,973
Other investments	7,001	6,791
Net loans	276,370	276,892
Premises and equipment	4,667	4,735
Goodwill	4,831	4,831	a
Other intangible assets	202	202
of which other intangible assets (excluding mortgage servicing rights)	72	72	b
Brokerage receivables	41,700	41,669
Other assets	36,269	34,536
of which deferred tax assets related to net operating losses	2,543	2,543	c
of which deferred tax assets from temporary differences	5,282	5,160	d
of which defined-benefit pension fund net assets	1,265	1,265	e
Total assets	811,979	800,155

Balance sheet (continued)
	Balance sheet
end of 1Q17	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Liabilities and equity (CHF million)
Due to banks	20,820	21,361
Customer deposits	352,092	352,207
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	38,113	38,113
Obligation to return securities received as collateral, at fair value	37,622	37,622
Trading liabilities, at fair value	47,662	47,664
Short-term borrowings	13,784	9,355
Long-term debt	187,321	185,270
Brokerage payables	41,226	41,226
Other liabilities	31,260	25,430
Total liabilities	769,900	758,248
of which additional tier 1 instruments, fully eligible	12,913	12,913	g
of which additional tier 1 instruments subject to phase-out	2,888	2,888	h
of which tier 2 instruments, fully eligible	4,096	4,096	i
of which tier 2 instruments subject to phase-out	4,102	4,102	j
Common shares	84	84
Additional paid-in capital	32,388	32,388
Retained earnings	26,552	26,520
Treasury shares, at cost	(99)	(96)
Accumulated other comprehensive income/(loss)	(17,223)	(17,195)
Total shareholders' equity [1]	41,702	41,701
Noncontrolling interests [2]	377	206
Total equity	42,079	41,907
Total liabilities and equity	811,979	800,155
1 Eligible as CET1 capital, prior to regulatory adjustments.
2
The difference between the accounting and regulatory scope of consolidation primarily represents private equity and other fund type vehicles, which FINMA does not require to consolidate for capital adequacy reporting.

Composition of BIS regulatory capital
The following tables provide details on the composition of Bank for International Settlements (BIS) regulatory capital and details on common equity tier 1 (CET1) capital adjustments subject to phase-in as well as details on additional tier 1 capital and tier 2 capital.
Composition of BIS regulatory capital
end of	1Q17
Eligible capital (CHF million)
Total shareholders' equity (US GAAP)	41,702
Regulatory adjustments	(745)	[1]
Adjustments subject to phase-in	(7,183)	[2]
CET1 capital	33,774
Additional tier 1 instruments	12,558	[3]
Additional tier 1 instruments subject to phase-out	2,883	[4]
Deductions from additional tier 1 capital	(768)	[5]
Additional tier 1 capital	14,673
Tier 1 capital	48,447
Tier 2 instruments	4,096	[6]
Tier 2 instruments subject to phase-out	1,341
Deductions from tier 2 capital	(54)
Tier 2 capital	5,383
Total eligible capital	53,830
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 80% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 20% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 7.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 5.0 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 20% of goodwill and other intangible assets (CHF 1.0 billion) and other capital deductions, including the regulatory reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, which will be deducted from CET1 once Basel III is fully implemented.

6 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.
10

The following tables provide details on CET1 capital adjustments subject to phase-in and details on additional tier 1 capital and tier 2 capital. The column “Transition amount” represents the amounts that have been recognized in eligible capital as of March 31, 2017. The column “Amount to be phased in” represents those amounts that are still to be phased in as CET1 capital adjustments through year-end 2018.
Details on CET1 capital adjustments subject to phase-in
end of 1Q17	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount	[2]	Amount to be phased in
CET1 capital adjustments subject to phase-in (CHF million)
Accounting treatment of defined benefit pension plans	–			–		–	611		(611)
Common share capital issued by subsidiaries and held by third parties	–			–		–	42		(42)
Goodwill	4,831	a		(23)	[3]	4,808	(3,846)		(962)	[4]
Other intangible assets (excluding mortgage-servicing rights)	72	b		(6)	[5]	66	(53)		(13)	[4]
Deferred tax assets that rely on future profitability (excluding temporary differences)	2,543	c		–		2,543	(2,035)		(508)	[6]
Shortfall of provisions to expected losses	–			–		–	(438)		(110)	[7]
Gains/(losses) due to changes in own credit on fair-valued liabilities	–			–		–	998		249	[8]
Defined-benefit pension assets	1,265	e		(306)	[5]	959	(767)		(192)	[6]
Investments in own shares	–			–		–	(86)		(22)	[4]
Other adjustments [9]	–			–		–	18		5	[4]
Amounts above 10% threshold	5,160			(3,126)		2,034	(1,627)		(407)
of which deferred tax assets from temporary differences	5,160	d		(3,126)	[10]	2,034	(1,627)		(407)	[6]
Adjustments subject to phase-in to CET1 capital							(7,183)		(2,613)
Rounding differences may occur.
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet". Only material items are referenced to the balance sheet.
2
Reflects 80% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 20% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

3 Represents related deferred tax liability and goodwill on equity method investments.
4 Deducted from additional tier 1 capital.
5 Represents related deferred tax liability.
6 Risk-weighted.
7 50% deducted from additional tier 1 capital and 50% from tier 2 capital.
8 Includes CHF 278 million related to debt instruments deducted from additional tier 1 capital.
9 Includes cash flow hedge reserve.

Includes threshold adjustments of CHF (3,540) million and an aggregate of CHF 414 million related to the add-back of deferred tax liabilities on goodwill, other intangible assets, mortgage servicing rights and pension assets that are netted against deferred tax assets under US GAAP.

Details on additional tier 1 capital and tier 2 capital
end of 1Q17	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount
Additional tier 1 capital (CHF million)
Additional tier 1 instruments [2]	12,913	g		(355)	[3]	12,558	12,558
Additional tier 1 instruments subject to phase-out [2]	2,888	h		(5)		2,883	2,883
Total additional tier 1 instruments							15,441
Deductions from additional tier 1 capital
Goodwill							(962)	[4]
Other intangible assets (excluding mortgage-servicing rights)							(13)	[4]
Shortfall of provisions to expected losses							(54)
Gains/(losses) due to changes in own credit on fair-valued financial liabilities							278
Investments in own shares							(22)
Other deductions							5
Deductions from additional tier 1 capital							(768)
Additional tier 1 capital							14,673
Tier 2 capital (CHF million)
Tier 2 instruments	4,096	i		–		4,096	4,096
Tier 2 instruments subject to phase-out	4,102	j		(2,761)	[5]	1,341	1,341
Total tier 2 instruments							5,437
Deductions from tier 2 capital
Shortfall of provisions to expected losses							(54)
Deductions from tier 2 capital							(54)
Tier 2 capital							5,383
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet". Only material items are referenced to the balance sheet.
2 Classified as liabilities under US GAAP.
3 Includes the reversal of gains/(losses) due to changes in own credit spreads on fair valued capital instruments.
4 Net of related deferred tax liability.
5 Primarily includes the impact of the prescribed amortization requirements as instruments move closer to their maturity.
Additional information
end of	1Q17
Risk-weighted assets related to amounts subject to phase-in (CHF million)
Adjustment for accounting treatment of pension plans	775
Defined-benefit pension assets	192
Deferred tax assets	92
Risk-weighted assets related to amounts subject to phase-in	1,059
Amounts below the thresholds for deduction (before risk weighting) (CHF million)
Non-significant investments in BFI entities	3,198
Significant investments in BFI entities	700
Mortgage servicing rights	102	[1]
Deferred tax assets arising from temporary differences	3,540	[1]
Applicable caps on the inclusion of provisions in tier 2 (CHF million)
Cap on inclusion of provisions in tier 2 under standardized approach	103
Cap for inclusion of provisions in tier 2 under internal ratings-based approach	835
1 Net of related deferred tax liability.

Additional regulatory disclosures
Swiss capital requirements
The FINMA circular requires certain additional disclosures for systemically relevant financial institutions and stand-alone banks. The following tables show the capital requirements based on capital ratios and leverage ratio.
> Refer to “Swiss requirements” (pages 55 to 56) in II – Treasury, risk, balance sheet and off-balance sheet in the Credit Suisse 1Q17 Financial Report for further information on Swiss capital requirements.
Swiss capital requirements and metrics
	Phase-in				Look-through
end of 1Q17	CHF million		in % of RWA		CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	266,031		–		264,421	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total	32,388		12.175		38,276	14.475
of which CET1: minimum	15,430		5.8		11,899	4.5
of which CET1: buffer	8,513		3.2		14,543	5.5
of which CET1: countercyclical buffer	464		0.174		464	0.175
of which additional tier 1: minimum	5,853		2.2		9,255	3.5
of which additional tier 1: buffer	2,128		0.8		2,115	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	50,266		18.895		43,335	16.389
of which CET1 capital [2]	33,612		12.635		30,777	11.639
of which additional tier 1 high-trigger capital instruments	7,583		2.85		7,583	2.868
of which additional tier 1 low-trigger capital instruments [3]	4,975		1.87		4,975	1.881
of which tier 2 high-trigger capital instruments [4]	0		0.0		0	0.0
of which tier 2 low-trigger capital instruments [4]	4,096		1.54		0	0.0
of which deductions from additional tier 1 capital	0		0.0		0	0.0
Risk-based requirement for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total	15,174	[5]	5.704	[5]	32,730	12.378
Eligible additional total loss-absorbing capacity (gone-concern)
Total	30,293	[6]	11.387		29,745	11.249
of which bail-in instruments	25,649		9.641		25,649	9.7
of which CET1 capital used to fulfill gone-concern requirements	0		0.0		0	0.0
of which additional tier 1 capital used to fulfill gone-concern requirements	0		0.0		0	0.0
1 Excludes tier 1 capital which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital which is used to fulfill gone-concern requirements.
3
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments no later than December 31, 2019 according to the transitional Swiss "Too Big to Fail" rules.

5 The total loss-absorbing capacity (gone concern) requirement of 6.2% was reduced by 0.496%, or CHF 1,320 million, reflecting rebates in accordance with article 133 of the CAO.
6
Includes CHF 4,644 million of capital instruments (additional tier 1 instruments subject to phase-out, tier 2 instruments subject to phase-out, tier 2 amortization component and certain deductions) which, under the phase-in rules, continue to count as gone concern capital.

Swiss leverage requirements and metrics
	Phase-in				Look-through
end of 2016	CHF million		in % of LRD		CHF million	in % of LRD
Leverage exposure
Leverage ratio denominator	939,109		–		935,911	–
Unweighted capital requirements (going-concern) based on Swiss leverage ratio
Total	32,869		3.5		46,796	5.0
of which CET1: minimum	19,721		2.1		14,039	1.5
of which CET1: buffer	4,696		0.5		18,718	2.0
of which additional tier 1: minimum	8,452		0.9		14,039	1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	50,266		5.353		43,335	4.63
of which CET1 capital [2]	33,612		3.579		30,777	3.288
of which additional tier 1 high-trigger capital instruments	7,583		0.807		7,583	0.81
of which additional tier 1 low-trigger capital instruments [3]	4,975		0.53		4,975	0.532
of which tier 2 high-trigger capital instruments [4]	0		0.0		0	0.0
of which tier 2 low-trigger capital instruments [4]	4,096		0.436		0	0.0
of which deductions from additional tier 1 capital	0		0.0		0	0.0
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss leverage ratio
Total	17,280	[5]	1.84	[5]	40,994	4.38
Eligible additional total loss-absorbing capacity (gone-concern)
Total	30,293	[6]	3.226		29,745	3.178
of which bail-in instruments	25,649		2.731		25,649	2.741
of which CET1 capital used to fulfill gone-concern requirements	0		0.0		0	0.0
of which additional tier 1 capital used to fulfill gone-concern requirements	0		0.0		0	0.0
1 Excludes tier 1 capital which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital which is used to fulfill gone-concern requirements.
3
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments no later than December 31, 2019 according to the transitional Swiss "Too Big to Fail" rules.

5 The total loss-absorbing capacity (gone concern) requirement of 2.0% was reduced by 0.16%, or CHF 1,503 million, reflecting rebates in accordance with article 133 of the CAO.
6
Includes CHF 4,644 million of capital instruments (additional tier 1 instruments subject to phase-out, tier 2 instruments subject to phase-out, tier 2 amortization component and certain deductions) which, under the phase-in rules, continue to count as gone concern capital.

Leverage metrics
Beginning in 1Q15, Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (page 128) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2016 and “Leverage metrics” (page 62) in II – Treasury, risk, balance sheet and off-balance sheet in the Credit Suisse 1Q17 Financial Report for further information on leverage metrics.
Reconciliation of consolidated assets to leverage exposure – Phase-in
end of	1Q17
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	811,979
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(12,994)
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0
Adjustments for derivatives financial instruments	88,358
Adjustments for SFTs (i.e. repos and similar secured lending)	(28,877)
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	80,643
Other adjustments	0
Total leverage exposure	939,109
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage ratio common disclosure template – Phase-in
end of	1Q17
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral)	590,738
Asset amounts deducted from Basel III tier 1 capital	(8,991)
Total on-balance sheet exposures	581,747
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	26,842
Add-on amounts for PFE associated with all derivatives transactions	86,672
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	26,993
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(24,601)
Exempted CCP leg of client-cleared trade exposures	(12,807)
Adjusted effective notional amount of all written credit derivatives	221,846
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(214,458)
Derivative Exposures	110,487
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	187,903
Netted amounts of cash payables and cash receivables of gross SFT assets	(30,416)
Counterparty credit risk exposure for SFT assets	8,745
Agent transaction exposures	0
Securities financing transaction exposures	166,232
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	245,120
Adjustments for conversion to credit equivalent amounts	(164,477)
Other off-balance sheet exposures	80,643
Tier 1 capital (CHF million)
Tier 1 capital	48,447
Leverage exposure (CHF million)
Total leverage exposure	939,109
Leverage ratio (%)
Basel III leverage ratio	5.2

Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio (LCR) is prescribed by FINMA. For disclosure purposes our LCR is calculated using a three-month average which, beginning in 1Q17, is measured using daily calculations during the quarter rather than the month-end metrics used before. This change in the LCR averaging methodology resulted from updated FINMA requirements that became effective January 1, 2017.
> Refer to “Liquidity metrics” (pages 110 to 111) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2016 and “Liquidity metrics” (pages 49 to 50) in II – Treasury, risk, balance sheet and off-balance sheet in the Credit Suisse 1Q17 Financial Report for further information on the Group’s liquidity management including high quality liquid assets, liquidity pool and liquidity coverage ratio.
Liquidity coverage ratio
end of 1Q17	Unweighted value	[1]	Weighted value	[2]
High Quality Liquid Assets (CHF million)
High quality liquid assets	193,459		192,618
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	149,335		18,584
of which stable deposits	0		0
of which less stable deposits	149,335		18,584
Unsecured wholesale funding	208,329		79,362
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	44,756		11,189
of which non-operational deposits (all counterparties)	87,533		52,292
of which unsecured debt	15,269		15,269
Secured wholesale funding	–		67,724
Additional requirements	186,872		42,369
of which outflows related to derivative exposures and other collateral requirements	82,534		20,910
of which outflows related to loss of funding on debt products	2,256		2,256
of which credit and liquidity facilities	102,082		19,203
Other contractual funding obligations	67,835		67,835
Other contingent funding obligations	246,880		6,650
Total cash outflows	–		282,524
Cash inflows (CHF million)
Secured lending	137,610		87,966
Inflows from fully performing exposures	59,070		30,641
Other cash inflows	69,843		69,843
Total cash inflows	–		188,450
Liquidity cover ratio
High quality liquid assets (CHF million)	–		192,618
Net cash outflows (CHF million)	–		94,074
Liquidity coverage ratio (%)	–		205
Calculated using a three-month average which beginning in 1Q17 is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high quality liquid assets or inflow and outflow rates.

Minimum disclosures for large banks
The following table shows the Group’s minimum disclosure requirements for large banks prepared in accordance with Swiss CAO for non-systemically relevant financial institutions.
Key metrics for non-systemically relevant financial institutions
end of 1Q17	Phase-in
CHF million, except where indicated
Minimum required capital (8% of risk-weighted assets)	21,282
Swiss total eligible capital	53,668
of which Swiss CET1 capital	33,612
of which Swiss tier 1 capital	48,285
Swiss risk-weighted assets	266,031
Swiss CET1 ratio (%)	12.6
Swiss tier 1 ratio (%)	18.2
Swiss total capital ratio (%)	20.2
Countercyclical buffer (%)	0.174
Swiss CET1 ratio requirement (%) [1]	8.374
Swiss tier 1 ratio requirement (%) [1]	10.374
Swiss total capital ratio requirement (%) [1]	12.974
Swiss leverage ratio based on tier 1 capital (%)	5.1
Leverage exposure	939,109
Liquidity coverage ratio (%) [2]	205
Numerator: total high quality liquid assets	192,618
Denominator: net cash outflows	94,074
Reflects the view as if the Group was not a Swiss SIFI. Refer to "Swiss capital requirements and metrics" and "Swiss leverage requirements and metrics" tables for the Swiss SIFI view.
1 The capital requirements are in accordance with Appendix 8 of the CAO, plus the countercyclical buffer.
2 Calculated using a three-month average which beginning in 1Q17 is calculated on a daily basis.

List of abbreviations
B
BCBS	Basel Committee on Banking Supervision
BFI	Banking, financial and insurance
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CCP	Central counterparties
CCR	Counterparty credit risk
CET1	Common equity tier 1
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
G-SIB	Global systemically important banks
I
IMM	Internal Models Method
IPRE	Income producing real estate
IRB	Internal Ratings-Based Approach
IRC	Incremental Risk Charge
L
LRD	Leverage ratio denominator
P
PFE	Potential future exposure
R
RBA	Ratings-Based Approach
RNIV	Risks not in value-at-risk
RWA	Risk-weighted assets
S
SA	Standardized Approach
SFA	Supervisory Formula Approach
SFT	Securities Financing Transactions
SIFI	Systemically Important Financial Institution
SSFA	Simplified Supervisory Formula Approach
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk